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                             June 15, 2021

       Gad Soffer
       Chief Executive Officer
       Consonance-HFW Acquisition Corp.
       Palmer Square, Suite 305
       Princeton, NJ 08540

                                                        Re: Consonance-HFW
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256146

       Dear Mr. Soffer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise to disclose the trading price of shares of Consonance-HFW Acquisition
                                                        Corp.'s common stock
immediately before the announcement of the business combination and as of the latest
most practicable date.
       Summary of the Proxy Statement/Prospectus
       Governing Documents Proposals, page 28

   2. With reference to Rule 14a-4(a)(3), please identify clearly and impartially each separate matter intended to be
acted upon. For instance, and without limitation, we note the changes in authorized
capital and the removal of stockholder action by written consent.
                                                        For additional
guidance, please refer to the interpretations available at:
 Gad Soffer
Consonance-HFW Acquisition Corp.
June 15, 2021
Page 2

https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3.htm.
Interests of CHFW Directors and Executive Officers in the Business Combination, page 37

3. Please expand your disclosure here to quantify the aggregate dollar amount and describe the nature of what the CHFW sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, out-of-pocket expenses and other items for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company   s
         officers and directors, if material. Further, please clarify if the CHFW sponsor and its affiliates can earn a positive rate of return on their investment, even if other CHFW shareholders experience a negative rate of return in the post-business combination company. Please also highlight this information in your Questions and Answers and/or
         Summary discussion.
Business Combination Proposal
Background to the Business Combination, page 151

4. Please expand your disclosure on page 153 to describe how Surrozen was identified as a target and by whom, and how the negotiations were started with it and by whom.
5. Please revise the disclosure on page 155 to disclose the post-money valuation of Surrozen in its most recent round of financing and the date of that financing.
6. Please revise to explain the bases that management used to determine that the nine identified companies in the table were the most comparable to Surrozen. Discuss all material criteria and assumptions.
7. We note your disclosure in the sixth bullet on page 157 that the CHFW board considered a financial and valuation analysis in its evaluation of the proposed business combination.
         Please revise to indicate whether this is the same analysis that management presented to the Board on February 18, 2021. To the extent that this is a different or updated analysis, then please revise to present such analysis.
8.     With reference to your disclosure on page 156 concerning Surrozen's pending IPO
       process, please revise here or elsewhere, as appropriate, to discuss how and why Surrozen became interested in a SPAC merger as opposed to a more traditional IPO transaction.
       Where appropriate, please also disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a LastNameGad
FirstName   registration statement.
                            Soffer
Comapany
9.     WithNameConsonance-HFW         Acquisition
              reference to the March 18,          Corp.
                                         2021 entry, please identify the Lead
Investor and discuss
       any
June 15,    reasons
         2021   Pagethis
                      2 investor provided to support a reduced valuation. FirstName LastName
 Gad Soffer
FirstName  LastNameGad SofferCorp.
Consonance-HFW   Acquisition
Comapany
June       NameConsonance-HFW Acquisition Corp.
     15, 2021
June 15,
Page 3 2021 Page 3
FirstName LastName
Certain Material U.S. Federal Income Tax Considerations, page 193

10. Please revise to include a tax opinion covering the material tax consequences of the redomestication and redemption. With reference to your disclosure on page 198 concerning your likely status as a PFIC, please revise so that the disclosure/opinion concerning the tax consequences is not "subject to the PFIC rules" which are discussed elsewhere in the prospectus. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise the Q&A and
         Summary sections accordingly.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 214

11. You indicate in pro forma adjustment (d) that the warrants issued in the PIPE Financing are expected to be equity classified under ASC 815-40 after considering, amongst other factors, the post-combination company will have a single class equity structure. You also disclose on page 32 that the warrants issued in the PIPE Financing have substantially the same provisions as the private warrants issued in connection with your initial public offering. Please provide us with an analysis supporting your determination that the PIPE
         Warrants meet the requirements for equity classification under ASC 815-40. In this regard, please clarify whether the warrants issued in the PIPE Financing contain a provision similar to the private warrants issued in your IPO that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant.
Information About Surrozen, page 240

12. Please disclose Surrozen's plan for using the proceeds obtained through the merger and
         PIPE financings. In particular, please discuss the funding plan for each of the two lead candidates.
Our Strategy, page 247

13. The disclosure on page 247 indicates that Surrozen has a leadership position as a pioneer in Wnt pathway modulation and you seek to further your leading position in developing
         Wnt signaling pathway modulators. Please expand your disclosure to describe the basis and provide support for these statements. Similarly, please revise the disclosure on page
         30 to clarify how the CHFW Board concluded that this is an industry leading platform.
Intellectual Property   Licensing Arrangements, page 265

14.      Please address the following:
             With respect to the Stanford License Agreements, revise to provide the royalty term, the expected expiration of the patents licensed thereunder;
             With respect to the UCSF License and Option Agreements, revise to identify your
 Gad Soffer
Consonance-HFW Acquisition Corp.
June 15, 2021
Page 4
           product candidate(s) or programs dependent on the UCSF license and provide the expected royalty term if the option is exercised and quantify the aggregate potential milestone payments; and
             With respect to the Distributed Bio Subscription agreement, revise to identify your product candidate(s) and or research program(s) dependent on the agreement.
           Additionally, disclose the subscription term and quantify the annual fee.
SWAP Platform Technology, page 268

15. We note your disclosure that you solely own or exclusively license twelve patent families related to your SWAP platform. Please revise to provide the applicable jurisdiction for each of your remaining pending patent applications for your SWAP platform, aside from the six patent families that are described.
Surrozen's Executive Compensation
Employment Arrangements, page 300

16. Please confirm that you will file the employment agreements or offer letters with each of your named executive officers.
Beneficial Ownership of Securities, page 319

17. With reference to footnotes 5 and 10, please identify the natural person(s) with voting and/or dispositive control over the shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey McKoy at 202-551-3772 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameGad Soffer
                                                            Division of
Corporation Finance
Comapany NameConsonance-HFW Acquisition Corp.
                                                            Office of Life
Sciences
June 15, 2021 Page 4
cc:       Jacqueline Mercier
FirstName LastName